Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Master Credit Card Trust Announces the Addition of New Class D Notes to Series 2008-1, 2008-2, 2008-3 and 2008-4 Credit Card Receivables Backed Notes

TORONTO, June 24, 2011 – Master Credit Card Trust (the “Trust”) confirms that it has entered into arrangements, as indicated in the news release of April 18, 2011, with Bank of Montreal today to provide additional credit enhancement to the Series 2008-1, 2008-2, 2008-3 and 2008-4 existing Notes by issuing subordinated Class D Notes in an aggregate amount of $34,580,876.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Viki Lazaris, Toronto, viki.lazaris@bmo.com (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com (416) 867-7019

Internet: www.bmo.com